Exhibit 21.1

CONSOLIDATED EDISON, INC.
SUBSIDIARIES

1.     Consolidated Edison Company of New York, Inc., a New York corporation.

2.
Con Edison Clean Energy Businesses, Inc., a New York corporation, which owns Consolidated Edison Development, Inc., Consolidated Edison Energy, Inc. and Consolidated Edison Solutions, Inc., each a New York corporation.

Pursuant to Item 601(b) (21) of Regulation S-K, the names of other subsidiaries of Consolidated Edison, Inc., which considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2018, have been omitted.